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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ON TRACK INNOVATIONS LTD.

(Exact name of registrant as specified in its charter)

State of Israel	000-49877	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel	1200001
(Address of principal executive offices)	(Zip Code)

Ye’ela Haggai-Levy, telephone: + 972-4-6868021

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

A copy of the registrant’s Conflict Minerals Report for calendar year 2018 is filed as Exhibit 1.01 hereto and is publicly available at the Corporate Governance webpage in the Investor Relations section of the registrant’s website at http://investors.otiglobal.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 —	Conflict Minerals Report for the year ended December 31, 2018 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ON TRACK INNOVATIONS LTD.

By:	/s/ Shlomi Cohen
Shlomi Cohen, Chief Executive Officer
(Principal Executive Officer)

Date: May 30, 2019

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